November 12, 2010

VIA EDGAR & FACSIMILE

Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National Health Investors, Inc

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 0-10822

Dear Mr. Woody:

National Health Investors, Inc. (the “Company”) received your letter dated September 15, 2010 regarding the Company’s filing referenced above.  On September 27, 2010, the Company filed its response to your letter.  On November 3, 2010, Stacie Gorman of the SEC called our legal counsel with two comments to our response.  On behalf of the Company, this is our written response to the oral comments received on November 3, 2010.  As requested, this letter is being filed on EDGAR.

Supplemental SEC Comment

Please confirm that Roger Hopkins was serving as your principal financial officer at the time the 10-K was filed and confirm that you will identify the principal financial officer in subsequent filings.

Company Response

The Company hereby confirms that Roger Hopkins was the Company’s principal financial officer at the time the 10-K was filed and hereby confirms that the principal financial officer will be clearly identified in future filings.

Supplemental SEC Comment

In your next SEC filing, please re-file exhibit 10.7 by filing the actual agreement of one of the parties and include a schedule clearly identifying the agreements omitted and setting forth the material details in which such agreements differ from the document which is filed.

Company Response

The Company filed an exhibit 10.2 with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 on November 4, 2010 which included the actual signed agreement of Andrea Adams Brown and included a schedule clearly identifying the agreements omitted and setting forth the material details in which such agreements differ from the document which was filed.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins

Chief Accounting Officer